EXECUTION VERSION

 NOMINATION AND SUPPORT AGREEMENT

This Nomination and Support Agreement dated October 22, 2014 (the “Agreement”) is by and between JANA Partners LLC (“JANA”) and Civeo Corporation (the “Company”). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                  Representations and Warranties of the Company. The Company represents and warrants to JANA that this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2.                  Representations and Warranties of JANA. JANA represents and warrants to the Company that this Agreement has been duly authorized, executed and delivered by JANA, and is a valid and binding obligation of JANA, enforceable against JANA in accordance with its terms. JANA hereby represents and warrants to the Company that it and its Affiliates and Associates (as such terms are hereinafter defined) are the “beneficial owners” (as such term is hereinafter defined) of the number of shares of the Company’s common stock (“Shares”) and Derivative Instruments (as such term is hereinafter defined) as set forth on Exhibit A hereto with respect to JANA and such Affiliates and Associates, and that none of JANA or any of its Affiliates or Associates beneficially own, or have any rights, options or agreements to acquire or vote, any other Shares or Derivative Instruments. None of JANA or any of its Affiliates or Associates beneficially own, or have any rights, options or agreements to acquire, any indebtedness of the Company.

3.                  Board Nomination and Other Company Matters.

(a)                In accordance with the Company’s organizational documents and applicable law, the Company agrees that the Board of Directors of the Company (the “Board”) will, no later than two (2) business days following the execution of this Agreement:

(1)               increase the size of the Board to eleven (11) members (it being understood that the Board expects a vacancy on the Board to be created on account of the departure of the previously identified director who has accepted an overseas senior executive position at another company); and

(2)               appoint Michael Ashner, Alexander D. Greene and Marc Weisman (each, a “New Nominee” and together, the “New Nominees”) as Company directors to serve as Class I, Class II and Class III directors, respectively (other than in the case of the refusal or inability of any such person to serve, in which case, the Board shall appoint his/her substitute chosen in accordance with Section 3(c)); provided, however, that as a condition to the appointment of each New Nominee, such New Nominee shall (i) have completed and executed the Company’s Director Questionnaire (in the form provided to JANA prior to the date of this Agreement) and, if provided prior to execution of this Agreement, such other materials as customarily requested of director candidates and (ii) have agreed to provide the information regarding themselves that is required to be or is customarily disclosed for candidates for directors and directors in a proxy statement and similar documents under the securities laws applicable to the Company and/or the rules and regulations of the stock exchange(s) on which the Company’s Shares are listed and such other customary information as reasonably requested by the Company of other director candidates and directors, and to comply with all policies, codes of conduct, confidentiality obligations (including agreeing to preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees or otherwise among directors and/or management), securities trading policies, statutory or regulatory director qualification requirements and codes of ethics generally applicable to all of the Company’s non-management directors. JANA also agrees to provide upon request such information about itself as is required to be or is customarily disclosed in a proxy statement and similar documents under the securities laws applicable to the Company and/or the rules and regulations of the stock exchange(s) on which the Company’s Shares are listed and such other customary information as reasonably requested by the Company for purposes of satisfying any legal disclosure requirements.

(b)               During the Standstill Period, the Company agrees that, with respect to any New Nominee whose term would expire at or before the Company’s first annual meeting of shareholders following the end of the calendar year 2014, (i) (X) the Board will nominate such New Nominee(s) (other than in the case of the resignation, refusal or inability of such person to serve, in which case, the Board shall nominate his/her substitute chosen in accordance with Section 3(c)) for election as a director of the Company at the Company’s first annual meeting of shareholders following the end of the calendar year 2014, together with the other persons included in the Company’s slate of nominees for election as directors at such annual meeting and (Y) recommend that the shareholders of the Company vote to elect such New Nominee(s) as a director of the Company at such annual meeting and (ii) the Company shall use reasonable efforts (which shall include the solicitation of proxies) to obtain the election of such New Nominee(s) at such annual meeting not less than the efforts used by the Company to obtain the election of any other independent director nominee nominated by it to serve as a director on the Board at such annual meeting.

(c)                Each of the Company and JANA agrees that if a New Nominee resigns, refuses to or is unable to serve as a director at any time during the Standstill Period (as such term is hereinafter defined), including as a result of death or disability, JANA shall be entitled to designate a replacement director who is reasonably acceptable to the Board as a replacement director, shall be independent of JANA, would be considered an independent director of the Company under the Company’s independence guidelines and the rules and regulations of the stock exchange(s) on which the Company’s Shares are listed, has a comparable amount of business experience (although such experience need not be in the same industry or industries), and is in equally good standing in all material respects, as the New Nominee being replaced. For the avoidance of doubt, the agreed-upon substitute director shall thereafter be deemed a New Nominee for purposes of this Agreement and be entitled to the same rights and subject to the same requirements under this Agreement applicable to New Nominees, and such person shall be appointed to the Board to serve the unexpired term, if any, of such New Nominee.

(d)               During the Standstill Period, the Board shall not increase the size of the Board in excess of 11 members, other than temporarily if necessary in connection with appointing a substitute independent director pursuant to Section 3(c), unless two (2) or more New Nominees (including any replacement director as contemplated by Section 3(c)) votes in favor of such expansion, provided, however that if any other shareholder (who is unaffiliated with the Company and the Board and is not acting at the suggestion or request of the Company, the Board or any of their Associates or Affiliates; it being understood for the avoidance of doubt that a shareholder shall not be deemed an Associate or Affiliate of the Company or the Board or otherwise affiliated on account of their status as a shareholder or size of their ownership stake) nominates one or more alternate directors during the Standstill Period, the Board may by a simple majority vote further increase its size beyond 11 up to the number of such alternate directors nominated by such other shareholder(s). During the Standstill Period, the Company shall not decrease the size of the Board if such decrease would require the resignation of one or more of the New Nominees. For the avoidance of doubt, subject to Section 3(c) and the foregoing provisions of this Section 3(d), the Board shall retain the power to fill vacancies on the Board.

(e)                During the Standstill Period, the Board will not require a New Nominee who changes his or her employer or otherwise has a significant change in job responsibilities to resign as a director, or by reason of their serving on additional boards during their tenure as a director of the Company, unless such new occupation, position or additional directorship involves a competitor of the Company or otherwise presents a conflict of interest with respect to their continued directorship with the Company.

4.               Value Creation Committee and Other Matters. The Board shall, no later than two (2) business days following the execution of this Agreement, establish a new committee of the Board (the “Value Creation Committee”) to assist the Board with respect to its on-going evaluation of opportunities for enhancing shareholder value, including recommending a dividend policy to the Board and reviewing the Company’s business, operations, capital structure, capital return and capital allocation policies and cost structure. The Value Creation Committee shall retain a financial advisor of national reputation mutually agreeable to the Company and JANA to provide advisory services to facilitate the Value Creation Committee’s work, with the Board approving the terms of such retention. For the avoidance of doubt, the Board shall make final determinations with respect to any matters addressed by, and recommendations of, the Value Creation Committee (and the Value Creation Committee shall have no authority to bind the Company), provided, that the Board shall consider the recommendations of the Value Creation Committee in good faith and shall not disband the Value Creation Committee prior to the six-month anniversary of this Agreement. Michael Ashner and Marc Weisman will be appointed to serve on the Value Creation Committee subject to their willingness to serve, and there shall be five (5) members of the Value Creation Committee, which shall initially be comprised of Michael Ashner, C. Ron Blankenship, Martin A. Lambert, Richard A. Navarre, and Marc Weisman. Marc Weisman shall be appointed to serve as the organizational and administrative chair of the committee (it being understood that the chair will have not any special voting or other rights). Vacancies on the Value Creation Committee shall be filled by the Board, except that a vacancy on the Value Creation Committee created by the resignation, refusal or inability of a New Nominee to serve on the Board shall be filled by the replacement director selected pursuant to Section 3(c). The Value Creation Committee’s quorum requirement shall be at least two of the New Nominees who serve on the Value Creation Committee and at least two of the other members of the Value Creation Committee. Members of the Value Creation Committee shall be entitled to at least three-business day advance notice of a proposed meeting (unless all members waive such notice for a given meeting) and are expected to work together in good faith to determine meeting schedules and accommodate scheduling constraints of the New Nominees who are members thereof as well as of the other members of such committee.

5.                  Standstill; Voting; Other Matters.

(a)                During the Standstill Period, JANA will not in any manner, and shall cause its Affiliates and Associates to not, directly or indirectly, absent prior express invitation or authorization by the Board pursuant to a resolution of the Board:

(i)                                                                 effect or seek (including entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist, facilitate, finance or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in: (1) any acquisition of any securities (or beneficial ownership thereof), rights or options to acquire any securities (or beneficial ownership thereof) or any Derivative Instruments, or any assets or businesses, or any indebtedness or claims against any of the Company or any of its subsidiaries; provided that JANA, together with its Affiliates and Associates, may acquire beneficial ownership of Shares if upon such acquisition the aggregate beneficial ownership of Shares by JANA and its Affiliates and Associates would not at any time be in excess of 12% of the number of Shares that are then outstanding (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like, including giving effect to any conversion or exchange of Shares occurring as a result of the Redomicile Transaction); or (2) any tender offer or exchange offer, merger, amalgamation, acquisition, share exchange or business combination involving the Company or any of its subsidiaries, or any recapitalization, reorganization, restructuring, liquidation, disposition, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or joint ventures or any portion of its or their businesses or assets (other than participating in any such event referred to in clause (2) on the same basis as the other shareholders);

(ii)                                                               seek to call, request the call of, or call or make application to a court or other person to call, order, requisition or administer, a special or other meeting of the shareholders of the Company, seek to make or make, present, conduct, participate or engage in any shareholder proposals of any kind or other type of referendum (binding or non-binding), including nominations for, elections of or removal of directors, for consideration at any annual or special meeting of shareholders, through action by written consent or otherwise, or seek to make or make, engage in or participate in any solicitation of proxies or consents or other authority to vote any securities of the Company with respect to nominations for, elections of or removal of directors or any other proposal or business (binding or non-binding) to be considered by the Company’s shareholders, whether at an annual or special meeting of shareholders, regarding the call of a special meeting of shareholders or through action by written consent or otherwise;

(iii)                                                             encourage, advise or influence any other person or assist any person in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with the Board or Company management’s recommendation in connection with such matter);

(iv)                                                             form or join in a partnership, limited partnership, syndicate or other group, including a group as defined under Section 13(d) of the Exchange Act or other applicable law, with respect to the Shares (for the avoidance of doubt, excluding any group comprised solely of JANA, its Affiliates and Associates), or otherwise support or participate in any effort by any person, with respect to the matters set forth in this Section 5, or deposit any Shares in a voting trust or subject any Shares to any voting agreement or other arrangement of similar effect or grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual or special meeting of shareholders or action by written consent) with respect to the Shares now or hereafter owned by JANA or pursuant to this Agreement (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(v)                                                               otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Company (provided that the foregoing shall not be deemed to restrict JANA from having private communications (other than letters addressed (or copied) to the board of directors or subset thereof or to management with a request that it be sent to the directors) with management or the board of directors if such communications are not publicly disclosed and would not reasonably require or result in public disclosure by JANA, its Affiliates or Associates, or the Company), or, except as provided by Section 3(c) hereof with respect to determining a substitute independent director for a New Nominee, initiate or take any action to obtain representation on the Board or alter the composition of the Board or management;

(vi)                                                             other than in Rule 144-compliant open market broker sale transactions where the identity of the purchaser is not known and in underwritten public offerings with widely-dispersed distribution, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by JANA or any of its Affiliates or Associates to any person or entity not a party to this Agreement (a “Third Party”) that to JANA’s or its Affiliate’s or Associate’s knowledge (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC) would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5% or more of the Shares outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest in the aggregate of 5% or more of the Shares outstanding at such time, except in a transaction approved by the Board;

(vii)                                                           make any request or demand or seek inspection, investigation or examination of any list or register of the Company’s shareholders or debtholders of any class or series, any other stocklist materials or of any other books or records of the Company or its Affiliates or make application or demand to a court or other person for an inspection, investigation or examination of the Company or its Affiliates or invoke any “oppression” or other remedy pursuant to any provision of applicable law, statute, the Company’s organizational documents or otherwise;

(viii)                                                         institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement against the Company;

(ix)                                                             make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement, announcement or disclosure negatively commenting upon the Company or any of its Affiliates, including as to corporate strategy or policies, structure, business, corporate activities, management, the Board or individual members of management or the Board, including any former member of management or the Board (including through any press release or other publicly available format, the filing or furnishing of any document or report with any regulatory or governmental agency or stock exchange, any Internet posting, or any public or private disclosure to any journalist or member of the media (including in a television, radio, newspaper, online, magazine or other interview, regardless of format), shareholder, securities analyst or other person); provided, that JANA shall not be deemed in breach of this clause (a)(ix) by virtue of an unpremeditated, private, informal remark that is not part of any coordinated communication or campaign and is not intended or designed to circumvent, directly or indirectly, the restrictions contemplated by this Agreement (without giving effect to this proviso). The limitations set forth in this Section 5(a)(ix) shall not prevent JANA or any of its Affiliates or Associates from responding, after giving prior written notice to the Company a reasonable time in advance of any such response, to any statement made by the Company or any of its Affiliates or Associates of the nature described in Section 5(c) of this Agreement if such statement was made in breach of this Agreement;

(x)                                                               take any action which would, or would reasonably be expected to, result in the Company having to make a public announcement;

(xi)                                                             request any permission, waiver or amendment of any provision of this Agreement, disclose any intent, purpose, plan or proposal to obtain any such permission, waiver or amendment under this Agreement or bring any action or otherwise act to contest the validity of this Agreement or seek a release from the restrictions or obligations contained in this Agreement in each case in a manner that would reasonably require or result in public disclosure by JANA, its Affiliates or Associates, or the Company; or

(xii)                                                           enter into any discussions or arrangements with any person with respect to any of the foregoing or disclose publicly or privately in any manner any intention, plan or arrangement that is inconsistent with the foregoing.

(b)               During the Standstill Period, JANA shall cause all Shares beneficially owned, directly or indirectly, by it, or by any of its Affiliates or Associates (including all Shares beneficially owned as of the record dates for any annual or special meeting of shareholders or other action by shareholders, including through written consent) over which it exercises or has voting authority, to be present for quorum purposes and to be voted, at such meetings or other method for shareholder action or at any adjournments or postponements thereof, in favor of any and all directors nominated by the Board for election at such meetings and in accordance with the recommendation of the Board on any and all other proposals or other business that may come before any such shareholder meetings, whether or not proposed by the Company and whether or not binding (including for the avoidance of doubt any proposal relating to a re-domiciling of the Company to Canada and proposals, including any charter or bylaw provisions, designed to replicate any of the currently existing aspects of the Company’s corporate governance structure, including as set forth in the Company’s organizational documents and applicable law, including its charter and bylaws (collectively, the “Redomiciling Proposal and Related Matters”), other than, except in each case for the Redomiciling Proposal and Related Matters, (w) approval of a shareholder rights plan, (x) amendments to the Company’s articles of incorporation or bylaws that diminish shareholder rights relative to the rights shareholders have with respect to the Company as of the date hereof, (y) Extraordinary Matters or (z) new or amended equity incentive compensation plans submitted for shareholder approval). During the Standstill Period, JANA further agrees not to, and shall cause its Affiliates and Associates not to, directly or indirectly and in any manner, (A) submit any proposal for consideration by, or bring any other business before, the shareholders or initiate, encourage or participate in any “withhold” or similar campaign against the Company or its directors or management, (B) make, or cause to be made, any statement, announcement or public filing with respect to any proposal or matter to be considered by the shareholders, whether at any annual or special meeting of shareholders or with respect to any request or call for a special meeting or otherwise, which statement, announcement or public filing is inconsistent with the recommendation by the Board, and (C) publicly or privately encourage or support any shareholder or other person to take any of the actions in the foregoing clauses (A)-(B) or any of the actions addressed in Section 5(a).

(c)                During the Standstill Period, neither the Company nor any of its Affiliates or Associates shall in any manner, directly or indirectly, make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement, announcement or disclosure negatively commenting upon any New Nominee, JANA or any of JANA’s Affiliates or any of JANA’s current or former partners, members or officers (including through any press release or other publicly available format, the filing or furnishing of any document or report with any regulatory or governmental agency or stock exchange, any Internet posting, or any public or private disclosure to any journalist or member of the media (including in a television, radio, newspaper, online, magazine or other interview, regardless of format), shareholder, securities analyst or other person); provided, that the Company shall not be deemed in breach of this Section 5(c) by virtue of an unpremeditated, private, informal remark that is not part of any coordinated communication or campaign and is not intended or designed to circumvent, directly or indirectly, the restrictions contemplated by this Section 5(c). The limitations set forth in this Section 5(c) shall not prevent the Company or any of its Affiliates or Associates, from responding, after giving prior written notice to JANA a reasonable time in advance of any such response, to any statement made by JANA or any of its Affiliates or Associates of the nature described in Section 5(a)(ix) of this Agreement if such statement was made in breach of this Agreement.

6.                  Public Announcement and SEC Filing.

(a)                JANA and the Company shall announce this Agreement by means of a joint press release in the form attached hereto as Exhibit B (the “Press Release”) as soon as practicable but in no event later than 9:00 a.m., New York City time, on the first business day after the date of this Agreement. Any public statement or comment by the Company or JANA regarding this Agreement or the matters addressed herein shall be consistent with the Press Release.

(b)               JANA shall promptly prepare and file an amendment (the “13D Amendment”) to its Schedule 13D with respect to the Company filed with the SEC on June 9, 2014 reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The 13D Amendment shall be consistent with the Press Release and the terms of this Agreement. JANA shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to filing, and shall consider in good faith any changes proposed by the Company.

7.                  Definitions. For purposes of this Agreement:

(a)                the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, that any references to “Associate” herein shall be deemed to be preceded by the word “controlled”.

(b)               the terms “beneficial owner” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all Shares which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all Shares which such person or any of such person’s Affiliates or Associates has or shares the right to vote or dispose.

(c)                                        the term “Derivative Instrument” shall mean, with respect to any person, any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Company or with a value derived in whole or in part from the price, value or volatility of any class or series of shares of the Company or any capital stock of the Company, any “call equivalent position” or “put equivalent position” (as such terms are defined in Rule 16a-1(b) under the Exchange Act) that is, directly or indirectly, held or maintained by such person with respect to any shares of any class or series of capital stock of the Company (including any security or instrument that would not otherwise constitute a derivative security for purposes of such definitions as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination) or any other derivative or synthetic arrangement having characteristics of a long position in, or a short position with respect to, any class or series of shares of capital stock of the Company, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Company, or otherwise directly or indirectly owned beneficially by such shareholder person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company.

(d)                                       the term “Extraordinary Matters” shall mean any merger, amalgamation, consolidation, share exchange (including any exchange offer or tender offer), recapitalization, or other business combination, in each case as a result of which the holders of the Shares of the Company immediately prior to the consummation of such transaction would cease to own at least a majority of the issued and outstanding shares of common stock of the resulting company (or, if such resulting company is a subsidiary, then the ultimate parent company).

(e)                the term “including” shall mean “including, without limitation,” in all instances.

(f)                the term “Net Long Position” shall mean such Shares beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares;

(g)               the term “Parent Holding Company” shall mean the person that is the publicly traded parent company of the Company following the consummation of the re-domiciling of the Company to Canada (the “Redomicile Transaction”).

(h)               the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(i)                 the term “Redomicile Transaction” shall have the meaning given to it in the definition of Parent Holding Company above.

(j)                 the term “Standstill Period” shall mean the period from the date of this Agreement through November 1, 2015.

8.                  Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section:

if to the Company:	Civeo Corporation 333 Clay Street, Suite 4980 Houston, Texas 77002 Attention: Bradley Dodson, President & CEO Facsimile: (713) 510-2499 Email: bradley.dodson@civeo.com
with a copy to:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Daniel A. Neff Sabastian V. Niles Facsimile: (212) 403-2000 Email: DANeff@wlrk.com SVNiles@wlrk.com
if to JANA:	JANA Partners LLC 767 Fifth Avenue, 8th Floor New York, New York 10153 Attention: General Counsel Facsimile: (212) 455-0901 Email: jennifer.fanjiang@janapartners.com

with a copy to:	Schulte Roth & Zabel 919 Third Avenue New York, NY 10022 Attention: Marc Weingarten Facsimile: (212) 593-5955 Email: marc.weingarten@srz.com

9.                  Specific Performance; Remedies; Other Matters.

(a)    In furtherance and not in limitation of Section 9(b), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. FURTHERMORE, EACH OF THE PARTIES HERETO AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

(b)   Notwithstanding any other Section in this Agreement and without limiting any other remedies the Company may have in law or equity, (1) in the event that JANA (or any Affiliate or Associate of JANA) commits a material breach of this Agreement which is not cured within 10 days of written notice from the Company specifying the material breach, (2) if at any time after the date hereof, JANA, together with its Affiliates and Associates, ceases collectively to beneficially own, an aggregate Net Long Position of at least 6,120,880 Shares (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like, including giving effect to any conversion or exchange of Shares occurring as a result of the Redomicile Transaction) (the “Minimum Threshold”) as of such date, or (3) in the event that, after the Standstill Period has expired but prior to the termination of this Agreement, JANA (or any Affiliate or Associate of JANA) nominates any alternate directors for the Board, takes any action to obtain representation on the Board or alter the composition of the Board or management or takes any action that would have been prohibited (if the Standstill Period them remained in effect) by Sections 5(a)(i)(2), 5(a)(ii), 5(a)(iv), 5(a)(vii) or 5(a)(viii) of this Agreement, then the Company shall not be required to perform or fulfill its obligations set forth in Sections 3, 4 or 5(c) (and for the avoidance of doubt may in its discretion remove any New Nominee from any committee of the Board) and the New Nominees shall each promptly tender their resignation as a member of the Board and as a member of any Board committees on which he or she sits, effective immediately upon its acceptance by the Company. As a condition to nomination and/or appointment to the Board pursuant to this Agreement, each New Nominee shall have executed an irrevocable letter agreement with the Company in which each such New Nominee shall agree to resign if required in accordance with this clause (b), which form of irrevocable letter agreement is attached hereto as Exhibit C. JANA shall keep the Company regularly apprised of changes in its Net Long Position of 1% or more of its Net Long Position at such time to the extent it differs from the beneficial ownership position reported on JANA’s publicly filed Schedule 13D or JANA ceases to report holdings on Schedule 13D and shall immediately notify the Company in the event any of the events contemplated by this clause (b) occur, including JANA, together with its Affiliates and Associates, ceasing collectively to meet the Minimum Threshold.

(c)    Notwithstanding any other Section in this Agreement and without limiting any other remedies JANA may have in law or equity, in the event that the Company (or any officer or director of the Company) commits a material breach of this Agreement which is not cured within 10 days of written notice from JANA specifying the material breach (which notice shall be non-public and made without public disclosure), then JANA shall not be required to perform or fulfill its obligations set forth in Section 5.

10.              Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

11.              Termination. This Agreement shall terminate on the 10th day following the conclusion of the 2016 Annual Meeting.

12.              Counterparts. This Agreement may be executed in two (2) or more counterparts which together shall constitute a single agreement.

13.              No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

14.              No Waiver. No failure or delay by either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy hereunder.

15.              Assignment. This Agreement and the rights and obligations hereunder shall be binding on and inure to the benefit of successors of the parties hereto (including in the case of the Company, the Parent Holding Company). This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by JANA without the express written consent of the Company. The Company may assign this Agreement and the rights and obligations herein to the Parent Holding Company in connection with the Redomicile Transaction on notice to JANA. Effective as of the consummation of the Redomicile Transaction, the Parent Holding Company shall sign a joinder agreement to this Agreement agreeing to be bound by the provisions hereof, and thereafter the Company shall be released from its obligations hereunder and the Parent Holding Company shall be substituted for the Company hereunder, and JANA and the Company hereby agree that their respective rights and obligations hereunder with respect to JANA and the Company shall apply mutatis mutandis to the Parent Holding Company as if the Parent Holding Company were named as the Company herein.

16.              Entire Understanding. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

17.              Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

CIVEO CORPORATION		JANA PARTNERS LLC

By:	/s/ Bradley Dodson	By:	/s/ Barry Rosenstein
	Name: Bradley Dodson		Name: Barry Rosenstein
	Title: President & CEO		Title: Managing Partner

[Signature Page to the Agreement]

EXHIBIT A

[JANA Ownership Schedule]

JANA and its Affiliates and Associates - 12,241,760 common shares.

EXHIBIT B

CIVEO AND JANA PARTNERS ANNOUNCE APPOINTMENT OF THREE NEW BOARD MEMBERS

Civeo Board to Establish Value Creation Committee

Civeo Commits to Returning a Substantial Majority of Free Cash Flow to Shareholders

JANA to Support Company Nominees

HOUSTON, Oct. 23, 2014 – Civeo Corporation (NYSE: CVEO) and JANA Partners LLC, which owns approximately 11% of the outstanding common shares of Civeo, today announced an agreement to add three new independent directors – Michael L. Ashner, Alexander D. Greene and Marc A. Weisman – to Civeo’s Board of Directors, effective today. Separately, Mr. Mayank “Mike” Ashar is resigning from the Civeo Board of Directors with his acceptance of an executive role with an oil producing company in India. With the addition of Messrs. Ashner, Greene and Weisman and the resignation of Mr. Ashar, the Board now consists of 11 directors, 10 of whom are independent.

Civeo’s board will also form a Value Creation Committee to review opportunities for enhancing shareholder value, including recommending a dividend policy to the Board, reviewing Civeo’s business, operations, capital structure, capital return and capital allocation policies and cost structure. The Value Creation Committee will be comprised of five members, three existing directors and two of the new directors, and will retain an investment bank to support such review.

Separately, Civeo today announced its commitment to emphasize yield as the core component of the Company’s value proposition, including a high payout ratio and return to shareholders of a substantial majority of the Company’s after-tax free cash flow (after maintenance capital expenditures). JANA has also agreed to support Civeo’s plan to redomicile in Canada through a “self-directed redomiciling” under U.S. tax laws to provide superior operational and financial flexibility coupled with a lower tax rate.

Douglas E. Swanson, chairman of the Civeo Board of Directors, stated, “The Company is focused on improving the financial results and emphasizing yield. The plan to redomicile to Canada will allow us to more efficiently distribute this cash flow to our shareholders. I would like to thank Mike Ashar for his Board service and wish him the best in his new role. We welcome Michael, Alexander and Marc to our Board of Directors. We look forward to their contributions as the Board works together to analyze opportunities to deliver enhanced value for all shareholders. Returning capital to shareholders is a key priority for Civeo’s management and Board, and we are confident that we will build a stronger future for Civeo.”

Barry Rosenstein, Managing Partner of JANA Partners, stated, “We are confident that the three new directors will work hard, in collaboration with the rest of the Board, to put the Company on a path to unlock value for all Civeo shareholders.”

In connection with this agreement, JANA has agreed to certain standstill, voting and support commitments continuing through November 1, 2015. The complete Agreement will be included as an exhibit to the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

Wachtell, Lipton, Rosen & Katz and Baker Botts are serving as legal advisors to Civeo.

Biographical Information on New Director Nominees

Michael L. Ashner

Mr. Ashner has served as the Chairman and Chief Executive Officer of Winthrop Realty Trust, a NYSE-listed real estate investment trust (NYSE: FUR), since 2004. Winthrop Realty Trust currently owns/controls/manages a portfolio of approximately $2.4 billion of real estate and real estate related assets. In addition, Mr. Ashner has served as the Chairman and Chief Executive Officer of Winthrop Realty Partners, L.P., a vertically integrated property management firm, since 1996. Mr. Ashner has acquired over $12 billion of real estate, including 85,000 apartment units, 50 million square feet of office, retail, and industrial assets and 1,000 hotel rooms. Winthrop Realty Partners has managed more than 500 limited partnerships, of which in excess of 50 were publicly reporting with over 100,000 investors, as well as five publicly traded REITS. Mr. Ashner holds an AB from Cornell University and a JD from the University of Miami.

Alexander D. Greene

Alexander D. Greene has over 30 years of corporate finance and private equity experience. He was most recently a Managing Partner and head of U.S. Private Equity at Brookfield Asset Management, a global asset manager focused on property, power, infrastructure and private equity. At Brookfield, he led a team that invested in companies where operational improvement and strategic guidance were primary drivers of value creation. Prior to joining Brookfield, Mr. Greene served as an investment banker to large and mid-cap businesses, boards of directors and other constituencies, focusing on leveraged finance, merger and acquisition and recapitalization transactions. His positions included serving as a Managing Director and co-head of Carlyle Strategic Partners and as a Managing Director of Wasserstein Perella & Co. Mr. Greene currently is a director of USA Truck, Overseas Shipholding Group and CWC Energy Services. Mr. Greene is a member of the Armonk New York Fire Department and serves on the Budget and Finance Advisory Committee for the Town of North Castle, New York. He holds a B.B.A. in Finance from the George Washington University.

Marc A. Weisman

Marc A. Weisman has served as President of Cheltenham Enterprises, Inc., a family office for the investment activities of the Weisman family, since 1993. Mr. Weisman has over 30 years of professional and investment experience, including as a partner at the law firm of Weil Gotshal & Manges, the CFO of Oppenheimer & Co., Inc, an investment bank and broker dealer, the CFO and Chief Investment Officer of the ADCO Group, a real estate, banking and consumer finance company, a group head at Credit Suisse First Boston making on balance sheet real estate loans, and a co-managing partner of Sagaponack Partners, LP, a corporate growth capital private equity fund. Mr. Weisman holds a bachelor’s degree in history from Temple University and law degrees from Temple University and New York University.

 ABOUT CIVEO

Civeo Corporation is a leading provider of workforce accommodations with prominent market positions in the Canadian oil sands and the Australian natural resource regions. Civeo offers comprehensive solutions for housing hundreds or thousands of workers with its long-term and temporary accommodations and provides catering, facility management, water systems and logistics services. Civeo currently owns a total of eighteen lodges and villages in operation in Canada and Australia, with an aggregate of more than 21,000 rooms. Civeo is publicly traded under the symbol "CVEO" on the NYSE. For more information, please visit Civeo's website at http://www.civeo.com.

FORWARD LOOKING STATEMENTS

The foregoing contains forward-looking statements within the meaning of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that do not state historical facts and are, therefore, inherently subject to risks and uncertainties. The forward-looking statements included herein are based on then current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those forward-looking statements. Such risks and uncertainties include, among other things, risks associated with the Company’s announced emphasis on yield as the core component of the company’s value proposition and the specifics and timing of the contemplated new dividend policy, payout ratio and extent of return of capital to shareholders, risks associated with the general nature of the accommodations industry, risks associated with the execution of the redomiciling, including, among other things, risks associated with obtaining any required shareholder approval and changes in tax laws or their interpretations, risks and uncertainties associated with the terms of the arrangements entered into by the Company with JANA Partners LLC and the announcement thereof, including with respect to expanding our Board and adding three new directors to our Board, the implications, results and timing of any review by the Value Creation Committee and ultimate Board decisions regarding such review, the ability to realize the anticipated benefits of these arrangements, the impact thereof on the Company’s relationships, including with employees, customers, competitors and investors, and other factors discussed in the "Business" and "Risk Factors" sections of the amended Form 10 filed by Civeo with the SEC on May 8, 2014 and within the Company's subsequent SEC filings.

Civeo Contacts:

Investors Frank C. Steininger Senior Vice President and Chief Financial Officer Civeo Corporation 713-510-2400	Media Jamie Moser / Jonathan Keehner Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

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EXHIBIT C

[Form of Irrevocable Resignation re: Nomination and Support Agreement]

______, 2014

Board of Directors
Civeo Corporation

333 Clay Street, Suite 4980

Houston, Texas 77002

Re: Resignation

Ladies and Gentlemen:

This irrevocable resignation is delivered pursuant to Section 9(b) of that certain Nomination and Support Agreement, dated _______, 2014, between Civeo Corporation and JANA Partners LLC (the “Agreement”). Capitalized terms used herein but not defined shall have the meanings set forth in the Agreement. Effective upon the occurrence of any of the events specified in clauses (1), (2) or (3) of Section 9(b) of the Agreement, I hereby irrevocably tender my resignation from my position as a director of the Company and from any and all committees of the Board on which I may serve, which resignation shall be effective immediately upon its acceptance by the Company.

[Signature Page Follows]

Sincerely,

Name: